EXHIBIT 12.1

SCHOOL SPECIALTY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year (1)
	2007	2006	2005	2004	2003
Earnings
Income before income taxes -
Continuing operations	$65,693	$30,829	$70,529	$65,397	$62,821
Discontinued operations	(34,438)	(29,572)	(205)	1,315	3,216

Subtotal	31,255	1,257	70,324	66,712	66,037
Plus:
Fixed charges	25,295	22,776	16,301	21,100	20,840
Amortization of capitalized interest	36	49	48	48	48
Less interest capitalized during period	(336)	—	—	—	—

	$56,250	$24,082	$86,673	$87,860	$86,925

Fixed Charges
Interest (expensed or capitalized)	$21,149	$17,951	$11,623	$16,564	$16,042
Estimated portion of rent expense representative of interest	3,117	3,511	3,291	2,797	2,675
Amortization of deferred financing fees	1,365	1,314	1,387	1,739	2,123

	$25,631	$22,776	$16,301	$21,100	$20,840

Ratio of earnings to fixed charges	2.2	1.1	5.3	4.2	4.2

(1)	All fiscal years presented were 52 weeks, except for fiscal 2005, which had 53 weeks.